SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE TO

      Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

      (Amendment No. _____)*

        Paramark Enterprises, Inc.
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      (Name of Subject Company (issuer))

        Offeror/Issuer
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      (Names of Filing Persons (identifying status as offeror, issuer or other person))

        Common Stock, Par Value $0.01 per share
      --------------------------------------------------------------

      (Title of Class of Securities)

        699163 10 1
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      (CUSIP Number of Class of Securities)

      (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                           Calculation of Filing Fee

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Transaction valuation*                   Amount of filing fee
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* Set forth the amount on which the filing fee is calculated and state how it was determined.

      |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                              --------------------

      Form or Registration No.:
                                ------------------

      Filing Party:
                    ---------------------

      Date Filed:
                  -----------------------

      |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third-party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                           PARAMARK ENTERPRISES, INC.
                                167 Main Street
                              Hackensack, NJ 07601

FOR IMMEDIATE RELEASE

For Information Call:

Alan Gottlich, President
Paramark Enterprises, Inc.
201-422-0910

      HACKENSACK, NJ, August 13, 2001. Paramark Enterprises, Inc. announced today that the Company completed the sale of 500,000 shares of the Company's common stock in a privately negotiated transaction for a purchase price of $30,000. The shares were sold to investors, Paul, Matthew and Marc Lovito (the "Lovitos") pursuant to an Amended and Restated Agreement dated August 3, 2001 between the Company, the Lovitos, Charles N. Loccisano, the Chairman of the Company, and Alan Gottlich, the President and Chief Financial Officer of the Company. The purchase price will be held in an escrow account, with Alan S. Gottlich and Charles Loccisano acting as trustees and signatories, with such funds to be released to the Company upon satisfaction of the escrow obligations, which include the satisfaction of the Company's outstanding obligations and the completion of the stock repurchase (described below), if required.

      The Agreement also provides that within 12 months after the completion of the stock sale transaction, the Lovitos shall cause Paramark to make an offer to all holders of the outstanding shares of the Company's common stock to repurchase their shares at a price of $0.20 per share


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

through a tender offer provided the market bid price of the Paramark common stock is not greater than $0.20 per share for any consecutive 30 day period during the one year period following the closing of the previously described stock sale transaction. As a result, no assurance can be given that the repurchase will be commenced or that the repurchase will occur on the terms described herein. If the foregoing offer to shareholders is required and the Lovitos do not fulfill their obligations in connection therewith, the Agreement provides that the Lovitos shall take all actions necessary to add four new members to the Board selected by Messrs. Loccisano and Gottlich.

      Pursuant to the terms of the Agreement, 30 days after the consummation of the stock purchase transaction, the Company's current officers and directors will resign and will be replaced by the Lovitos on the board, and Paul Lovito will become the Chairman, President and Chief Executive Officer, Marc Lovito will serve as Vice President and Secretary and Matthew Lovito will be the Company's Vice President and Chief Financial Officer

      The Agreement also provides that each of Messrs. Loccisano and Gottlich has the right to require the Lovitos to purchase or Paramark to repurchase up to one-half of their Paramark shares (the "Loccisano/Gottlich Sale Offer") on the 60th day after the earlier of: (i) the completion of a 30 consecutive trading day period where the Company's common stock had a bid price of $0.20 per share or higher during the one year period following the consummation of the Stock Sale Transaction; or (ii) the completion of the Company's repurchase, described above. The purchase price paid by the Company or the Lovitos for the Loccisano and Gottlich shares will be $0.20 per share. At June 30, 2001, Messrs. Gottlich and Loccisano beneficially owned 1,431,924 and 187,339 shares, respectively, of Paramark common stock.


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

      The proposed payments to Messrs. Gottlich and Loccisano upon the sale of their shares are subject to a guarantee agreement entered into between the Lovitos and Messrs. Gottlich and Loccisano. Under the terms of the Lovito Guarantee Agreement, the Lovitos, jointly and severally, guarantee the fulfillment of the obligations defined in the Lovito Guarantee. Under the terms of the Agreement, Messrs. Gottlich and Loccisano agreed not to tender any shares during the Company's repurchase, if commenced. In addition, under the terms of the agreement, Messrs. Gottlich and Loccisano agreed not to tender any shares during the Company's repurchase, if commenced or otherwise sell their shares except pursuant to the Loccisano/Gottlich Sale Offer for a specified period. In consideration of this restriction, the Lovitos agreed to pay Messrs. Loccisano and Gottlich an aggregate fee of $66,000 payable in 12 monthly installments.

      The Agreement provides for the establishment of an escrow account which shall be used to fund certain expenses of Paramark existing prior to the stock sale transaction including, amounts due to Messrs Loccisano and Gottlich pursuant to their employment agreements, director and officer insurance premiums and outstanding trade obligations and legal fees of the Company and Messrs. Loccisano and Gottlich resulting from the Pensabene litigation.

      The obligations of Paramark under the Agreement are also secured by an Agreement between the Lovitos and Messrs. Loccisano and Gottlich which provides that Messrs. Loccisano and Gottlich may designate four new board members if the Lovitos fail to fulfill their obligations under the Agreement and the Lovitos agree to take all corporate action necessary to add such individuals to the board.


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

      As part of these transactions, the Lovitos agreed to enter into consulting agreements with each of Messrs. Gottlich and Loccisano which require Messrs. Loccisano and Gottlich to consult with the Lovitos on the operations of a public company and related matters in exchange for the payment of $24,000 payable in 12 equal monthly installments. Pursuant to the terms of the Agreement, the Lovitos also agreed to take action to cause Paramark to register the Loccisano and Gottlich shares for resale pursuant to the applicable requirements of the SEC. The Agreement also provides that Paramark's obligations to Messrs. Loccisano and Gottlich pursuant to their employment agreements shall be secured by the assignment of payments from the Rich Products Asset Purchase Agreement.

      As a result of the Company entering into the above-described Agreement, the Board of Directors unanimously approved the termination of the proposed Plan of Liquidation previously approved by stockholders at the Company's Annual Meeting held on December 15, 2000, effective upon the consummation of the share purchase transaction.

A statement explaining in greater detail the terms of the repurchase transaction discussed in this press release will be made available in the future if the conditions necessary for the commencement of the repurchase by the Company are met. The Company strongly advises you to read the statement regarding the proposed repurchase statement when and if it is available because it will contain important information pertaining to the repurchase transaction discussed in this press release. You can obtain a free copy of this statement setting forth the terms of the repurchase on the Commission's website located at http://www.sec.gov. In addition, you may receive a free copy of the text of this press release and, when available, the statement setting forth the terms of the repurchase from the Company. DO NOT SUBMIT A PROXY OR SHARES IN CONNECTION WITH THE REPURCHASE TRANSACTION DISCUSSED IN THIS PRESS RELEASE UNTIL YOU HAVE RECEIVED THE STATEMENT REFERRED TO ABOVE.

You may read and copy any annual, quarterly and special reports, statements and other information filed by the Company at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Company's filings with the


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

Commission are also available to the public from commercial document-retrieval services and on the Commission's website located at http://www.sec.gov.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to trends, management's beliefs, expectations and opinions, which are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors, which may cause actual results to differ materially from those in the forward-looking statements. For further information which could cause actual results to differ from the Company 's expectations, as well as other factors which could affect the Company 's financial statements, please refer to Paramark Enterprises, Inc.'s reports filed with the Securities and Exchange Commission.


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